EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
($’s in 000’s)

	Years ended December 31
	2008	2007	2006	2005	2004
Fixed Charges:

Interest charges (per I/S)	$18,852	$23,353	$16,353	$14,370	$14,764

Less: net amortization of debt discount and premium and issuance expenses	288	460	456	686	580

Adjusted interest charges	18,564	22,893	15,897	13,684	14,184

Add: Net amortization of debt discount and premium and issuance expense	288	460	456	686	580

Interest portion of rental charges	414	686	552	542	555

Total fixed charges	$19,266	$24,039	$16,905	$14,912	$15,319

Earnings:

Pre-tax earnings	$198,703	$235,164	$201,893	$167,219	$133,846

Interest charges	18,564	22,893	15,897	13,684	14,184

Net amortization of debt discount and premium and issuance expense	288	460	456	686	580

Interest portion of rental charges	414	686	552	542	555

Total earnings	$217,969	$259,203	$218,798	$182,131	$149,165

Ratio of earnings to fixed charges	11.3	10.8	12.9	12.2	9.7

Note:	Currently amortization of debt discount and premium and issuance expenses are recorded and included within the interest expense line item. The above analysis starts with interest expense per the income statement and then subtracts the amortization figure in order to get to a “true” interest expense amount.